SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2015 (Report No. 1)

Commission File Number: 0-27466

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

22 Zarchin Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1           NICE Introduces Adaptive Workforce Optimization Powered by the Agent Persona, Dated November 2, 2015

99.2           NICE Actimize Case Management Survey Outlines the Top Drivers for Unifying Financial Crime Risk Management, dated November 11, 2015.

99.3           NICE Extends its Contact Center WFO Market Share Lead According to DMG Report, Dated November 12, 2015

99.4           NICE Wins Northrop Grumman Supplier Excellence Award, dated November 16, 2015.

99.5           NICE Collaborates with EMC to Deliver Best-in-Class Recording and Archiving, Dated November 18, 2015

99.6           NICE Actimize Recognized by CIOReview Magazine as a “Top 20” Most Promising Compliance Technology Solution Providers 2015, Dated November 19, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:	/s/ Eran Porat
Name:	Eran Porat
Title:	Corp. VP, Finance

Dated: December 2, 2015

EXHIBIT INDEX

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1           NICE Introduces Adaptive Workforce Optimization Powered by the Agent Persona, Dated November 2, 2015

99.2           NICE Actimize Case Management Survey Outlines the Top Drivers for Unifying Financial Crime Risk Management, dated November 11, 2015.

99.3           NICE Extends its Contact Center WFO Market Share Lead According to DMG Report, Dated November 12, 2015

99.4           NICE Wins Northrop Grumman Supplier Excellence Award, dated November 16, 2015.

99.5           NICE Collaborates with EMC to Deliver Best-in-Class Recording and Archiving, Dated November 18, 2015

99.6           NICE Actimize Recognized by CIOReview Magazine as a “Top 20” Most Promising Compliance Technology Solution Providers 2015, Dated November 19, 2015